Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES FIRST QUARTER 2025 FINANCIAL

RESULTS AND EMPLOYMENT FOR TWO LNG CARRIERS (“LNG/C”) UNDER CONSTRUCTION

ATHENS, Greece, May 8, 2025 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company,” “CCEC”,“we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today released its financial results for the first quarter ended March 31, 2025.

Key Quarterly Highlights

•	New long term time charter agreements (“TC”) for two LNG/Cs under construction and exercise of certain options for three of our in-the-water LNG/Cs

•	Contracted revenue backlog increased to $3.1 billion or $4.5 billion including optional periods

•	Concluded the sale of the last two debt-free container vessels announced in the third quarter of 2024

•	Announced dividend of $0.15 for the first quarter of 2025

The Company announced in November 2023 its decision to shift its strategic focus towards the transportation of various forms of gas to industrial customers, including liquefied natural gas (“LNG”) and emerging new commodities in connection with the energy transition. As a result, the Company agreed to acquire 11 newbuild LNG/Cs (the “Newbuild LNG/C Vessels”) and in June 2024, the Company further expanded its gas focused portfolio with the acquisition of 10 additional gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers (the “Gas Fleet”). Since December 2023, the Company has also completed the sale of 12 container vessels.

In view of this strategic shift, we present our financial results on a continuing operations basis, except for where reference is made to discontinued operations. Financial results from continuing operations include revenues, expenses and cash flows arising from our 15 vessels currently in-the-water, including 12 latest generation LNG/Cs and three 13,000 twenty equivalent unit (“TEU”) Neo-Panamax container vessels.

Financial results from discontinued operations include revenues, expenses and cash flows arising from the 12 container vessels we have sold following the announcement of our strategic shift in November 2023. Please refer to Appendix A Discontinued Operations.

Key Financial Highlights (continuing operations)

	Three-month period ended March 31,
	2025	2024	Increase/ (Decrease)
Revenues	$109.4 million	$76.2 million	44%
Expenses	$47.5 million	$40.7 million	17%
Interest expense and finance cost	$30.7 million	$31.8 million	(3%)
Net Income	$32.8 million	$5.6 million	486%
Average number of vessels[1]	15.0	12.0	25%

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of CCEC, commented:

“We are very pleased that two of our LNG carriers under construction have secured long term employment well in advance of their scheduled delivery. In our view, these fixtures signal that the long-term fundamentals of LNG shipping remain robust for high quality owners like CCEC, operating latest generation LNG/Cs, despite the challenges in the short term market. Moreover, together with certain options exercised by one of our existing charterers for three of our in-the-water LNG/Cs, our contract backlog duration increased to 7.3 years with $3.1 billion in contracted revenues. Additionally, the two new charters are expected to further improve the diversity and composition of our charter book, further de-risk our balance sheet and provide our investors with increasing cash flow visibility.

CCEC now has only four latest generation LNG carriers under construction from its eventual fleet of 18 that are available for charter. The Company remains engaged with multiple counterparties regarding their future employment. Critically, CCEC remains largely insulated from current spot LNG market conditions, with our first two open newbuildings being delivered not before the third quarter of 2026.

Following the delivery of the last two container vessels we agreed to sell during the first quarter of 2025, our container exposure has been reduced to just three legacy, modern container carriers with remaining charters until at least 2032. This transition aligns with our strategic objective of positioning the Company as the premier carrier of gas transportation solutions, including emerging trades tied to the energy transition. Importantly, the Company has built-in growth for the next three years driven by the scheduled delivery of 16 new LNG/Cs and other gas carriers, which is well supported by our internally generated cash flows and our cash at hand, which amounted to $420.3 million at quarter end. We remain firmly on our path to reposition CCEC to become the largest U.S. listed company focused on LNG and gas transportation space.”

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

Fleet Employment Update

CCEC has secured employment for two 174,000 Cubic Meters (“CBM”) LNG/Cs currently under construction at Hyundai Samho, which are scheduled for delivery in the first quarter of 2027.

In particular, the LNG/C ‘Athlos’ has been chartered for a firm period of five years with an additional five year option at the charterer’s discretion. The LNG/C ‘Archon’ has been chartered for a firm period of seven years, also with a five year optional extension to a major energy company. Commencement of the charters will occur upon each vessel’s delivery from the shipyard. Importantly, under both charter agreements, we maintain the right to substitute other latest generation LNG/Cs from our fleet to perform in place of either the LNG/C ‘Athlos’ or the LNG/C ‘Archon’, thereby enhancing the Company’s commercial flexibility and fleet deployment strategy.

Furthermore, on January 30, 2025, the LNG/C ‘Axios II’ commenced its previously announced seven-year bareboat charter, with the charterer having the option to extend the bareboat charter by an additional three years.

As a result, CCEC now has an average remaining firm charter duration of 7.3 years and $3.1 billion in contracted revenues. Should all extension options be exercised by charterers, the average duration would increase to 10.2 years, with total contracted revenues rising to $4.5 billion.

Overview of First Quarter 2025 Results

Net income from continuing operations for the quarter ended March 31, 2025, was $32.8 million, compared with net income from continuing operations of $5.6 million for the first quarter of 2024.

Total revenue from continuing operations for the quarter ended March 31, 2025, was $109.4 million, compared to $76.2 million during the first quarter of 2024. The increase in revenue was attributable to the acquisition of three LNG/Cs during the second quarter of 2024. The average number of vessels in our fleet of continuing operations increased to 15.0 from 12.0 in the same quarter of last year.

Total expenses from continuing operations for the quarter ended March 31, 2025, were $47.5 million, compared to $40.7 million in the first quarter of 2024. Total vessel operating expenses from continuing operations during the first quarter of 2025 amounted to $17.9 million, compared to $14.9 million during the first quarter of 2024. The increase in vessel operating expenses from continuing operations was mainly due to the increase in the average number of vessels in our fleet. Total expenses from continuing operations for the first quarter of 2025 also include vessel depreciation and amortization of $24.2 million, compared to $18.2 million in the first quarter of 2024. The increase in depreciation and amortization from continuing operations during the first quarter of 2025 was attributable to the increase in the average number of vessels in our fleet. General and administrative expenses from continuing operations for the first quarter of 2025 amounted to $4.1 million, down from $4.4 million incurred in the first quarter of 2024, on the back of lower costs incurred in connection with our equity compensation incentive plan partly set off by higher transaction-related costs.

Total other expenses, net from continuing operations for the quarter ended March 31, 2025, were $29.1 million compared to $29.9 million for the first quarter of 2024. Total other expenses, net from continuing operations include interest expense and finance cost of $30.7 million for the first quarter of 2025, compared to $31.8 million for the first quarter of 2024. The decrease in interest expense and finance cost from continuing operations was mainly attributable to the decrease in the weighted average interest rate charged on our debt partly set off by the increase in our average indebtedness compared to the first quarter of 2024.

Company Capitalization

As of March 31, 2025, total cash amounted to $420.3 million. Total cash includes restricted cash of $21.5 million, which represents the minimum liquidity requirement under our financing arrangements.

As of March 31, 2025, the Company’s total shareholders’ equity amounted to $1,414.9 million, an increase of $71.9 million compared to $1,343.0 million as of December 31, 2024. The increase reflects net income from operations (including net income from discontinued operations) of $80.7 million for the three months to March 31, 2025 and amortization associated with the equity incentive plan of $1.6 million, partly offset by distributions declared and paid during the period in a total amount of $9.0 million and other comprehensive loss of $1.2 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge.

As of March 31, 2025, the Company’s total debt was $2,575.9 million before deferred financing costs, reflecting a decrease of $22.4 million compared to $2,598.3 million as of December 31, 2024. The decrease is attributable to the scheduled principal payments for the period of $33.0 million, partly offset by a $10.5 million increase in the U.S. Dollar equivalent, as of March 31, 2025, of the euro-denominated bonds issued by CPLP Shipping Holdings Plc in July 2022 and October 2021.

As of March 31, 2025, the weighted average margin on our floating debt amounting to $2,066.5 million was 1.7% over SOFR and the weighted average interest rate on our fixed rate debt amounting to $509.3 million was 4.4%.

Container Divestment Update

During the first quarter of 2025, the Company delivered to their new owners the M/V Hyundai Privilege and M/V Hyundai Platinum, the last of five container sister vessels that we agreed to sell, as announced by the Company in the third quarter of 2024. The conclusion of these sales leaves the Company focused on LNG and gas transportation assets with only three container vessels remaining in the Company fleet, all of which are on long-term time charters, with one expiring in 2032 and two in 2033, with options to extend until 2038 or 2039, respectively.

Under-Construction Fleet Update

The Company’s under-construction fleet includes six latest generation LNG/Cs (comprising the remaining Newbuild LNG/C Vessels that have not yet been delivered to the Company) and the Gas Fleet. The following table sets out the Company’s schedule of expected capex payments for its under-construction fleet as of March 31, 2025.

Capex Schedule of CCEC in USD million, as of March 31, 2025:

	2025			2026				2027			TOTAL
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Newbuild LNG/C Vessels	49.9	25.6	50.6	25.0	51.2	393.7	149.7	552.5	—	—	1,298.2
Gas Fleet	22.5	15.5	22.0	74.0	105.4	123.2	47.7	89.3	46.9	35.9	582.4

TOTAL	72.4	41.1	72.6	99.0	156.6	516.9	197.4	641.8	46.9	35.9	1,880.6

Quarterly Dividend Distribution

On April 30, 2025, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the first quarter of 2025 payable on May 16, 2025, to shareholders of record on May 12, 2025.

LNG Market Update

The LNG shipping market remained largely unchanged throughout the first quarter of 2025 compared to the previous quarter. The combination of an oversupply of LNG/Cs and reduced tonne-mile demand continues to weigh on the spot and short-term charter market. Vessel supply continued to outpace demand in the Atlantic basin, as EU LNG prices continued to trade at a premium compared to Asian LNG prices throughout the quarter, leading to charterer freight length being relet in the spot and short market, as well as to laying up of older technology LNG/Cs.

The LNG spot market in the first quarter of 2025 has averaged $16,700/day for a 2-stroke vessel, with 1-year time charters at around $30,000/day. However, the commercial removal of older vessels and the occasional widening of the arbitrage between east and west, has led to a recovery in Atlantic spot charter rates with 2-stroke vessels trading at around 40,000$/day by the end of April 2025.

Mid- and long-term rates have continued to command a significant premium to the spot market, with the five to ten year range for a newbuild vessel delivering in 2027 between $85,000 and $90,000/day.

As stated in the last quarterly set of results, management expects that the current market dynamics will accelerate the commercial removal of older, smaller and less efficient vessels. In 2024 we saw a record of 8 older steam turbine vessels being sold for demolition and the momentum has continued in 2025 with three such vessels removed so far this calendar year. Currently, the older technology steam turbine fleet comprises approximately 200 vessels or around 30% of the fleet on the water.

Since the beginning of the year, the LNG market has witnessed a resurgence in long-term contracting activity, highlighted by major agreements involving super majors and national oil companies around the world. These developments reflect a continued global demand for LNG, particularly in Asia and Europe, and underscore the potential for increased LNG shipping requirements in the coming years, as a number of liquefaction projects receive or come closer to FID.

Looking at the orderbook, there are 307 LNG/C vessels on order with 21 vessels delivered during the first quarter of 2025. Of those 307 LNG/C newbuildings, only 21 remain open and CCEC controls four of them. We expect the long-term prospects for these modern, state-of the art vessels to remain robust, especially as older, less efficient vessels become obsolete under the ever-evolving and stringent regulatory environment.

Conference Call and Webcast

Today, May 8, 2025, the Company will host an interactive conference call at 10 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time by registering at the link provided below.

https://register-conf.media-server.com/register/BI8dede40289cf49c9acc43cdc809a8777

Upon registering, participants will receive the dial-in information, and a unique PIN required to access the call. An email confirmation with full access details will also be sent to the registered email address.

Alternatively, participants may use the “Call Me” option available on the same registration link for a faster connection. By entering their phone number, they will receive an immediate callback from a U.S. based number to join the call

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://ir.capitalcleanenergycarriers.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 15 high specification vessels, including 12 latest generation LNG/Cs and three legacy Neo-Panamax container vessels. In addition, CCEC’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy LCO2/multi-gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2024, filed on April 17, 2025. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44 (770) 368 4996

E-mail: b.gallagher@capitalmaritime.comm

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com

Markella Kara

E-mail: ccec@capitallink.com

Source: Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of shares and earnings per share)

	For the three-month period ended March 31,
	2025	2024
Revenues	109,381	76,166

Expenses:
Voyage expenses	1,243	3,190
Vessel operating expenses	15,420	12,749
Vessel operating expenses - related parties	2,487	2,115
General and administrative expenses	4,129	4,421
Vessel depreciation and amortization	24,195	18,221

Operating income, net	61,907	35,470

Other income / (expense), net:
Interest expense and finance cost	(30,723)	(31,771)
Other income, net	1,638	1,883

Total other expense, net	(29,085)	(29,888)

Net income from continuing operations	32,822	5,582

Net income from discontinued operations	47,895	28,314

Net income from operations	80,717	33,896

Net income attributable to General Partner	—	213
Net income attributable to unvested shares	1,418	152
Net income attributable to common shareholders	79,299	33,531
Net income from continuing operations per:
Common shares, basic and diluted	0.55	0.10
Weighted average shares outstanding:
Common shares, basic and diluted	58,717,313	54,816,555
Net income from discontinued operations per:
Common shares, basic and diluted	0.80	0.51
Weighted average shares outstanding:
Common shares, basic and diluted	58,717,313	54,816,555
Net income from operations per:
Common shares, basic and diluted	1.35	0.61
Weighted average shares outstanding:
Common shares, basic and diluted	58,717,313	54,816,555

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents	$398,761	$313,988
Trade accounts receivable, net	5,463	3,853
Prepayments and other assets	8,083	7,512
Due from related party	—	1,131
Inventories	4,524	4,844
Claims	865	865
Current assets of discontinued operations	2,204	73,350

Total current assets	419,900	405,543

Fixed assets
Advances for vessels under construction – related party	54,000	54,000
Vessels, net and vessels under construction	3,553,989	3,527,305

Total fixed assets	3,607,989	3,581,305

Other non-current assets
Above market acquired charters	93,069	101,574
Deferred charges, net	462	361
Restricted cash	21,529	22,521
Derivative asset	4,625	1,574
Prepayments and other assets	554	4

Total non-current assets	3,728,228	3,707,339

Total assets	$4,148,128	$4,112,882

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net	$128,698	$128,383
Trade accounts payable	10,911	15,119
Due to related parties	4,279	3,542
Accrued liabilities	32,858	32,157
Deferred revenue	23,904	29,804
Derivative liabilities	11,519	18,114
Current liabilities of discontinued operations	17,329	16,372

Total current liabilities	229,498	243,491

Long-term liabilities
Long-term debt, net	2,428,328	2,450,129
Below market acquired charters	72,264	75,659
Deferred revenue	3,147	634

Total long-term liabilities	2,503,739	2,526,422

Total liabilities	2,733,237	2,769,913

Commitments and contingencies	—	—

Total shareholders’ equity	1,414,891	1,342,969

Total liabilities and shareholders’ equity	$4,148,128	$4,112,882

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three-month ended March 31,
	2025	2024
Cash flows from operating activities of continuing operations:
Net income from operations	$80,717	$33,896
Less: Net income from discontinued operations	(47,895)	(28,314)
Net income from continuing operations	32,822	5,582
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	24,195	18,221
Amortization and write-off of deferred financing costs	991	665
Amortization / accretion of above / below market acquired charters	5,110	3,342
Amortization of ineffective portion of derivatives	(52)	(52)
Equity compensation expense	1,577	2,580
Change in fair value of derivatives	(6,595)	3,729
Unrealized bonds exchange differences	6,325	(4,328)
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,610)	860
Prepayments and other assets	(1,121)	367
Due from related party	1,131	1,847
Inventories	320	(623)
Trade accounts payable	(4,186)	(437)
Due to related parties	737	4,297
Accrued liabilities	755	5,683
Deferred revenue	(3,387)	(9,388)

Net cash provided by operating activities of continuing operations	$57,012	$32,345

Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including time and bareboat charter agreements	(51,027)	(245,024)
Expenses for sale of vessels paid	—	(220)

Net cash used in investing activities of continuing operations	$(51,027)	$(245,244)

Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	—	190,000
Deferred financing and offering costs paid	(205)	(3,340)
Payments of long-term debt	(33,000)	(79,646)
Dividends paid	(8,996)	(8,309)

Net cash used in financing activities of continuing operations	$(42,201)	$98,705

Net decrease in cash, cash equivalents and restricted cash from continuing operations	$(36,216)	$(114,194)

Cash flows from discontinued operations
Operating activities	(686)	14,945

Investing activities	120,683	92,741
Financing activities	—	(39,932)

Net increase in cash, cash equivalents and restricted cash from discontinued operations	119,997	67,754

Net increase / (decrease) in cash, cash equivalents and restricted cash	83,781	(46,440)

Cash, cash equivalents and restricted cash at the beginning of the period	$336,509	$204,141

Cash, cash equivalents and restricted cash at the end of the period	$420,290	$157,701

Supplemental cash flow information
Cash paid for interest	$30,167	$29,014
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	3,989	3,672
Capitalized dry-docking costs included in liabilities	3,129	3,149
Deferred costs included in liabilities	—	173
Expenses for sale of vessels included in liabilities	8,428	1,731
Sellers’s credit assumed in connection with the acquisition of company owning vessel	—	92,600
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	398,761	146,485
Restricted cash - non-current assets	21,529	11,216

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$420,290	157,701

Appendix A

I.	Discontinued Operations - Vessels

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025

II.	Discontinued Operations - Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars)

	For the three-month periods ended March 31,
	2025	2024
Revenues	2,482	28,328

Expenses / (income), net:
Voyage expenses	35	667
Vessel operating expenses	953	6,806
Vessel operating expenses - related party	90	1,008
Vessel depreciation and amortization	—	5,741
Gain on sale of vessels	(46,213)	(16,411)

Operating income, net	47,617	30,517

Other income / (expense), net:
Interest expense and finance cost	(1)	(2,272)
Other income, net	279	69

Total other income / (expense), net	278	(2,203)

Net income from discontinued operations	47,895	28,314

During the first quarter of 2025, the Company disposed of the following vessels recognizing, a gain on the sale of vessels of $46,213.

Vessel	MOA Date	Delivery date
M/V Hyundai Privilege	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	September 12, 2024	March 10, 2025

III.	Discontinued Operations - Unaudited Condensed selected balance sheets information

(In thousands of United States Dollars)

	As of March 31, 2025	As of December 31, 2024
Cash and cash equivalents	$4	$38
Trade accounts receivable, net	1,550	636
Prepayments and other assets	601	907
Claims	49	49
Assets held for sale	—	71,720

Total current assets of discontinued operations	2,204	73,350

Trade accounts payable	8,323	3,026
Accrued liabilities	9,006	12,443
Deferred revenue	—	903

Total current liabilities of discontinued operations	17,329	16,372